FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Letter dated May 16, 2005 addressed to The Stock Exchange, Mumbai

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 16, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

May 16, 2005

Mr. Sanjay Golecha
General Manager – Department of Corporate Services
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers, 1st Floor
Dalal Street
Mumbai 400 001

Dear Sir,

Change in the Board of Directors of ICICI Bank Limited

We have to inform you that Mr. P.C. Ghosh, a Director of ICICI Bank Limited has resigned from the Board of Directors effective May 6, 2005. Consequently, the total strength of the Board has reduced from 18 to 17, comprising of 12 non-executive Directors and 5 executive Directors.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi